SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
6/9/23


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
4,710

8. SHARED VOTING POWER
105,339

9. SOLE DISPOSITIVE POWER
4,710
_______________________________________________________

10. SHARED DISPOSITIVE POWER
105,339


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
110,049 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.23%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
4,710

8. SHARED VOTING POWER
164,916

9. SOLE DISPOSITIVE POWER
4,710
_______________________________________________________

10. SHARED DISPOSITIVE POWER
164,916


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
169,626 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.52%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
4,710

8. SHARED VOTING POWER
164,916

9. SOLE DISPOSITIVE POWER
4,710
_______________________________________________________

10. SHARED DISPOSITIVE POWER
164,916


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
169,626(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.52%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This Constitutes Amendment #1 to the schedule 13d filed
May 8, 2023. Except as specifically set forth herein, the Schedule 13d remaines unmodified




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on 2/6/2023 there were 2,601,714 shares of common stock outstanding as of 11/30/22. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of June 9, 2023 Bulldog Investors, LLP is deemed to be the beneficial owner of 110,049 shares of NXG (representing 4.23% of NXG's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.
As of June 9, 2023, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 169,626 shares of NXG (representing 6.52% of NXG's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 4,710 shares. Bulldog Investors, LLP has shared power to dispose of and vote 105,339 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of NXG's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 59,577 shares.


c) Since the last filing the following shares of NXG were bought.

Date			Shares		 Price
5/8/2023		5,080		35.4686
5/10/2023		4,344		35.9871
5/12/2023		602		 35.8367
5/15/2023		1,139		 36.5294
5/19/2023		1,690		 36.0338
5/22/2023		100	   	 36.3500
5/23/2023		355		 36.8136
5/24/2023		3,571		 36.5294
5/26/2023		2,835		 35.8879
5/30/2023		1,510		 36.3223
6/9/2023		5,000		 37.6485




d) Clients of Bulldog Investors, LLP and a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/12/2023

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.